Dawson James Securities, Inc.

1 North Federal Highway, 5th Floor

Boca Raton, FL 33432

November 16, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sonoma Pharmaceuticals, Inc.
Registration Statement on Form S-1
File No. 333-227806

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as placement agent for the proposed offering, hereby joins the request of Sonoma Pharmaceuticals, Inc. that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on Friday, November 16, 2018, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that on November 16, 2018, approximately 1700 copies of the preliminary prospectus dated November 16, 2018 were distributed to placement agents, dealers, institutions and others.

The undersigned advise that the placement agents have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Sincerely,

Dawson James Securities, Inc.

By: /s/ Robert D. Keyser, Jr.
Name: Robert D. Keyser, Jr.
Title: CEO